April 8, 2009

VIA EDGAR

Mary A. Cole
U.S. Securities and Exchange Commission
100 Fifth Street, NE

Washington, DC 20549

RE:	Grail Advisors ETF Trust
File Nos.: 811-22154; 333-148082

Dear Ms. Cole:

This letter responds to comments you provided to us orally on February 10, 2009 concerning the registration statement on Form N-1A of Grail Advisors ETF Trust (formerly Grail Advisors’ Alpha ETF Trust) (the “Trust”). Your comments related to Pre-Effective Amendment No. 1 to the Trust’s registration statement, filed on January 14, 2009. Pre-Effective Amendment No. 2 (the “PEA”), reflecting responses to your comments and other matters, including information about the subadvisers engaged to provide services to the series of the Trust, is concurrently being filed today.

Unless otherwise noted, defined terms have the same meaning ascribed to them in the PEA. For ease of reference, we have set forth below each of your comments, followed immediately by the Trust’s response to the comment.

1.          Comment. In the discussion at the front of the Prospectus regarding the differences between the registrant’s ETFs, index-based ETFs and mutual funds, under the heading “Tax Advantaged,” the disclosure notes that because the ETFs are actively managed, they may generate more taxable gains than index-based ETFs. This does not seem to be consistent with the heading, which suggests that the ETFs are “tax advantaged.” Accordingly, please consider revising or reorganizing the disclosure to clarify.

Response. We have revised the heading to read “Tax Treatment” (instead of “Tax Advantaged”) in order to avoid investor confusion. All of the points now under the revised heading relate to the tax implications of holding an ETF, as suggested by the new heading.

2.           Comment. In the section entitled “The ABA Managers’ Performance Information” under “ETF Management” in the Prospectus, you propose to present, with respect to each ETF, the performance of a registered mutual fund currently managed by ABA in a substantially similar manner. Please note that staff positions in this area require the Trust, with respect to each ETF, to present the composite performance of all accounts managed by ABA in a manner substantially similar to the ETF, and please either (i) confirm that there are no other accounts managed by ABA with substantially similar objectives, policies, strategies and risks as the ETFs or (ii) include other accounts managed by ABA in a substantially similar manner in the performance presented for the ETF(s).

Response. ABA has advised the Trust that the two registered mutual funds whose performance is presented as the Large Cap Value Representative Account and the International Equity Representative Account are the only accounts managed by ABA with substantially similar objectives, policies, strategies and risks to those of the Large Cap Value ETF and the International Equity ETF, respectively. Accordingly, the performance of each of the two registered funds is the composite performance of ABA in each of the large cap value and international equity styles. There are no other accounts that it would be appropriate to include in the performance presented.

3.         Comment. Please advise of the benchmarks that will be used for the ETFs.

Response. The benchmark for the Large Cap Value ETF will be the Russell 1000 Value Index. The benchmark for the International Equity ETF will be the MSCI EAFE Index.

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It is the Trust’s goal to have the Trust's registration statement declared effective on or before April 27, 2009 and to launch the two ETFs on May 4, 2009.  Accordingly, we would greatly appreciate your providing your additional comments, if any, on the PEA at your earliest convenience. If you have any questions concerning the foregoing, please do not hesitate to call me at (202) 778-9475 or Kurt Decko at (415) 249-1053.

Very truly yours,

/s/ Stacy L. Fuller

Stacy L. Fuller

cc:      William M. Thomas

William E. White

Grail Advisors, LLC

Kurt J. Decko
K&L Gates LLP